Filed pursuant to Rule 433
Registration Statement No. 333-219583

March 28, 2019

Final Term Sheet

Vodafone Group Public Limited Company

USD2,000,000,000 Capital Securities Due April 2079

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 and RBC Capital Markets, LLC at 1-866-375-6829.

The SEC allows us to “incorporate by reference” into the registration statement the information we file with them. Any statement in a document incorporated or deemed to be incorporated by reference into the registration statement (or the prospectus) shall be automatically modified or superseded for purposes of the registration statement (or the prospectus) to the extent that a statement contained in the prospectus or in any subsequently filed document that is incorporated by reference into the registration statement (or prospectus) modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement.

Issuer	Vodafone Group Plc
Securities	Capital Securities
Ranking	Deeply subordinated; senior only to ordinary shares
Expected Instrument Ratings(1)	Ba1 / BBB- / BBB- (Moody’s / S&P / Fitch)
Maturity	April 4, 2079
Issue Date	April 4, 2019 (T+5)
First Call Date	January 4, 2029 (par call in 3 months prior to First Reset Date)
First Reset Date	April 4, 2029
Reset Dates	First Reset Date and each fifth anniversary thereafter
Reoffer Price	100.000%
Reoffer Yield	7.000% (Semi-Annual Yield)
Interest Payment Dates	Semi-annually in arrears on April 4 and October 4 in each year, commencing October 4, 2019
Regular Record Dates for Interest

For global securities, close of business on the Clearing System Business Day prior to the date for payment, where “Clearing System Business Day” means Monday to Friday, inclusive, except December 25 and January 1 (and otherwise 15 calendar days prior to such date, whether or not a business day)

First Fixed Interest Rate	7.000%, from and including April 4, 2019 to (but excluding) April 4, 2029
Benchmark	UST 2.625% Feb-29
Reference to 10 Year Swap Rate	2.377%
Spread to Reference 10 Year Swap Rate	462.3 bps
Subsequent Fixed Interest Rates	The applicable 5 Year Swap Rate for the relevant Reset Period (as determined on the relevant Reset Interest Determination Date) plus the applicable Margin
Margin	• Reset Period commencing on (and including) First Reset Date and ending on (but excluding) April 4, 2049: 487.3 bps • Reset Period on or after April 4, 2049: 562.3 bps
Business Day Convention	Modified Following, Unadjusted
Day Count Fraction	30/360
Change of Control	Call at Issuer’s option at 101% plus accrued and unpaid interest and outstanding Arrears of Interest. If not called, 500bps step-up
Optional Interest Deferral	At any time (in whole or in part) on a cash-cumulative and compounding basis (“Arrears of Interest”)
Settlement of Arrears of Interest:

At any time at the Issuer’s sole discretion subject to a notice period; Mandatory Settlement (in whole but not in part):

(i)            following dividends, other distributions or payments in respect of parity obligations and other events that constitute Compulsory Arrears of Interest Settlement Events,

(ii)         on the next scheduled interest payment date on which the Issuer pays interest on the Securities, or

(iii)     on the date on which the Securities are redeemed or repaid

(as more fully described in the prospectus supplement dated March 26, 2019)

Early Redemption:	Accounting Event; Tax Event; Capital Event; Change of Control; Withholding Tax Event
Substitution / Variation:	Upon the occurrence of an Accounting Event; Tax Event; Capital Event; Withholding Tax Event subject to certain preconditions
Listing	New York Stock Exchange
Governing Law	New York, except subordination provisions to be governed by English law
Use of Proceeds	For general corporate purposes, including without limitation the financing of the acquisition of Liberty Global plc’s operations in Germany, the Czech Republic, Hungary and Romania
Risk Factors

Investors should carefully consider all of the information in this final term sheet, the prospectus supplement dated March 26, 2019 and the prospectus, which includes information incorporated by reference. In particular, investors should evaluate the specific factors under “Risk Factors” beginning on page S-2 of the prospectus supplement dated March 26, 2019, “Risk Factors” beginning on page 6 of the prospectus and “Principal risk factors and uncertainties” beginning on page 38 of the Issuer’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018 and “Risk Factors” on page 27 of the Issuer’s Half Year Report for the six months ended September 30, 2018 for risks involved with an investment in the Securities

Denominations	Even multiples of USD1,000
Global Co-ordinators	Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC
Joint Bookrunners	BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Standard Chartered Bank
Trustee and Principal Paying Agent	The Bank of New York Mellon, London Branch
Agent Bank	The Bank of New York Mellon, London Branch
Underwriting Discount	0.750%
CUSIP	92857W BQ2
ISIN	US92857WBQ24
Prohibition of Sales to EEA Retail Investors	Applicable
Definitions	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the preliminary prospectus supplement dated March 26, 2019

Note:

(1)                                 An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rate of the Securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Important Information

The following sentence should be added to the accompanying prospectus as a concluding paragraph to the section entitled “Underwriting”:

Standard Chartered Bank will not effect any offers or sales of the Securities in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Selling Restrictions

MiFID II professionals and ECPs only / No PRIIPs KID

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key information document (KID) has been prepared as not available to retail in the European Economic Area. No sales to retail clients in the EEA, as defined under MiFID II.

Notice to Prospective Investors in the United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Canada

The Securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document, the prospectus supplement and accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The Securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Securities or the offering thereof may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the Issuer, the Securities or the offering thereof have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of Securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Securities.

Notice to Prospective Investors in the United Arab Emirates

The Securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this document, the prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. This document, the prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors Hong Kong

The Securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Securities have not been and will not be registered for a public offering in Japan pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “FIEA”). The Securities may not be offered or sold, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan or having its principal office in Japan) or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This document, the prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus, any free writing prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities may not be circulated or distributed, nor may the Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the Securities pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) Securities and Securities-based Derivatives Contracts Regulations 2018).

Singapore Securities and Futures Act Product Classification: In connection with Section 309B of the SFA and the CMP Regulations 2018, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are ‘prescribed capital markets products’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).